As filed with the Securities and Exchange Commission on May 4, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.1)(1)

AVIZA TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

05381A 10 5

(CUSIP Number)

Jim Jensen

VantagePoint Venture Partners

1001 Bayhill Drive, Suite 300

San Bruno, CA 94006

(650) 866-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:

Christopher L. Kaufman, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA  94025

(650) 328-4600

April 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05381A 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James D. Marver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,814,988 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,814,988 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,814,988 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.6%

14.	Type of Reporting Person (See Instructions) IN

2

CUSIP No. 05381A 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada with residency status in the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,814,988 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,814,988 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,814,988 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.6%

14.	Type of Reporting Person (See Instructions) IN

3

CUSIP No. 05381A 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,814,988 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,814,988 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,814,988 shares of common stock (includes 290,000 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.6%

14.	Type of Reporting Person (See Instructions) OO

4

CUSIP No. 05381A 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,079,598 shares of common stock (includes 262,711 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,079,598 shares of common stock (includes 262,711 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,079,598 shares of common stock (includes 262,711 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.2%

14.	Type of Reporting Person (See Instructions) PN

5

CUSIP No. 05381A 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 709,601 shares of common stock (includes 26,332 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 709,601 shares of common stock (includes 26,332 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,601 shares of common stock (includes 26,332 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) PN

6

CUSIP No. 05381A 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners IV Principals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,789 shares of common stock (includes 957 shares of common stock issuable upon exercise of warrants)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,789 shares of common stock (includes 957 shares of common stock issuable upon exercise of warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,789 shares of common stock (includes 957 shares of common stock issuable upon exercise of warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

7

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2005 by the Reporting Persons.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the shares of common stock, $0.0001 par value per share (each a “Share” and collectively, the “Shares”), of Aviza Technology, Inc. (f/k/a New Athletics, Inc.), a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 440 Kings Village Road, Scotts Valley, California 95066.

Item 2.	Identity and Background

(a)-(c) and (f)

This Amendment No. 1 to Schedule 13D is filed by (i) James D. Marver, (ii) Alan E. Salzman, (iii) VantagePoint Venture Associates IV, L.L.C., a Delaware limited liability company (“VPVP LLC”), (iv) VantagePoint Venture Partners IV (Q), L.P., a Delaware limited partnership (“VPVP Q LP”), (v) VantagePoint Venture Partners IV, L.P., a Delaware limited partnership (“VPVP IV LP”) and (vi) VantagePoint Venture Partners IV Principals Fund, L.P., a Delaware limited partnership (“VPVP Principals LP”). VPVP Q LP, VPVP IV LP and VPVP Principals LP are hereinafter referred to collectively as the “VantagePoint LPs,” and together with Messrs. Marver and Salzman and VPVP LLC, the “Reporting Persons.” The Reporting Persons are filing this amendment jointly pursuant to a Joint Filing Agreement attached as Exhibit A to Schedule 13D filed with the Securities and Exchange Commission on December 9, 2005 and is incorporated by reference herein.

The principal business of VPVP LLC and each of the VantagePoint LPs is to provide venture capital financing and active assistance to technology companies. VPVP LLC is the general partner of each of the VantagePoint LPs. The principal executive and business office of VPVP LLC and each of the VantagePoint LPs is located at 1001 Bayhill Drive, Suite 300, San Bruno, California, 94006, c/o VantagePoint Venture Partners.

Messrs. Marver and Salzman are both managing members of VPVP LLC. Mr. Marver is a U.S. citizen, and Mr. Salzman is a Canadian citizen with residency status in the United States. The business address of each of Messrs. Marver and Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, California, 94006, c/o VantagePoint Venture Partners.

(d) and (e)

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The VantagePoint LPs were the holders of an aggregate of 10,000 shares of series B preferred stock and series B-1 preferred stock, par value $100 per share (the “Preferred Stock”), of the Issuer’s subsidiary, Aviza, Inc., a Delaware corporation. In connection with a stock purchase agreement by and between the Issuer and Caisse de dépôt et placement du Québec, a body organized under the laws of the Province of Québec, dated as of April 24, 2006 (the “Agreement”), the Preferred Stock plus accrued and unpaid dividends converted into an aggregate of 2,298,492 Shares, representing a per share purchase price of $4.57.

8

The Agreement is attached hereto as Exhibit A and is incorporated by reference herein.

Item 4.	Purpose of Transaction

The purpose of the transaction by the Reporting Persons is investment in the Issuer.

In addition, pursuant to a second amended and restated stockholder agreement, entered into as of October 18, 2005, by and among Aviza Technology, Inc., Trikon Technologies, Inc. and the VantagePoint LPs (the “Stockholder Agreement”), the VantagePoint LPs agreed to vote their respective shares of the Issuer’s capital stock in favor of a specified board structure and composition and to provide specified financial support to the Issuer. The Stockholder Agreement is attached as Exhibit B to Schedule 13D filed with the Securities and Exchange Commission on December 9, 2005 and is incorporated by reference herein. The Stockholder Agreement provides as follows:

Structure and Composition of the Issuer’s Board of Directors

The Issuer has a classified board of directors. The Stockholder Agreement provides that the VantagePoint LPs will vote their respective shares of the Issuer’s capital stock as follows:

(1)            to elect as the initial Trikon designees to the Issuer’s Board of Directors, Robert R. Anderson as a Class III director, Richard M. Conn as a Class II director and John Macneil as a Class I director; and

(2)            to elect as the initial Aviza designees to the Issuer’s Board of Directors, David C. Fries as a Class III director, Klaus C. Wiemer as a Class II director and Jerauld J. Cutini as a Class I director.

The Stockholder Agreement further provides that for the period beginning as of December 1, 2005 and ending on the earlier to occur of (x) December 1, 2008 and (y) the date the VantagePoint LPs are no longer the holder of any shares of the Issuer’s capital stock, the VantagePoint LPs will act to maintain the size of the Issuer’s Board of Directors at seven members and to maintain a classified board structure unless a majority of the Issuer’s Board of Directors, including a majority of the Trikon designees, recommend to the contrary.

The VantagePoint LPs’ Guarantee of Obligations Under Aviza, Inc.’s Existing $40 Million Revolving Credit Facility

The terms of the Stockholder Agreement require that the VantagePoint LPs guarantee the obligations of the Issuer, Aviza, Inc. and their respective subsidiaries, successors and assignees under Aviza, Inc.’s existing $40 million revolving credit facility with Bank of America for a period beginning on December 1, 2005 and ending on the earlier to occur of (x) December 1, 2006 and (y) the date the Issuer secures an equity financing with gross proceeds to the Issuer in an amount equal to at least $50 million. The guarantee period may be extended for up to an additional nine months at the Issuer’s option. The VantagePoint LPs’ obligation to extend the guarantee is subject to specified restrictions and conditions as more fully described in the Stockholder Agreement.

The Stockholder Agreement also requires that in the event that the credit facility is terminated by Bank of America prior to the expiration of the initial guarantee period or any extension of such guarantee period, and the Issuer is able to secure a replacement credit facility on commercially reasonable terms, the VantagePoint LPs will guarantee all of the obligations of the Issuer, Aviza, Inc. and their respective subsidiaries, successors and assignees under the replacement facility; provided, however, that the VantagePoint LPs will not be obligated to guarantee an

9

amount in excess of $20 million under the replacement facility. The VantagePoint LPs’ obligation to provide the replacement guarantee is subject to specified restrictions and conditions as more fully described in the Stockholder Agreement.

Warrants Issuable as Consideration

In exchange for the VantagePoint LPs’ agreement to provide the initial guarantee of the obligations under the revolving credit facility and to participate in a private placement pursuant to the Stockholder Agreement, on December 1, 2005, the Issuer issued the VantagePoint LPs warrants to purchase up to an aggregate of 290,000 Shares, each at an exercise price of $31.03 per Share. In the event that the guarantee period is extended by the Issuer as described above, the Issuer will issue the VantagePoint LPs additional warrants to purchase an aggregate of 290,000 Shares at an exercise price of $31.03 per Share.

The VantagePoint LPs have registration rights with respect to any Share issued pursuant to the exercise of these warrants and with respect to their other Shares. The registration rights granted to the VantagePoint LPs are subject to specified restrictions and conditions as more fully described in the Stockholder Agreement and in an amendment to the Stockholder Agreement attached hereto as Exhibit B and incorporated by reference herein.

Subject to the factors discussed below, the Reporting Persons may purchase additional Shares, or rights to purchase Shares, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such Shares or rights and other considerations discussed in this paragraph.  The Reporting Persons intend to review on a continuing basis various factors relating to their investments in the Issuer, including but not limited to the Issuer’s business and prospects, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, the Reporting Persons’ general investment and trading policies, market conditions or other factors.

Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in the foregoing clauses (a) through (i).  The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

10

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amendment No. 1 to Schedule 13D that are beneficially owned by each of the Reporting Persons listed in Item 2 are as follows:

VPVP Q LP has beneficial ownership of 7,079,598 Shares, which includes 262,711 Shares issuable upon exercise of warrants, representing an aggregate of approximately 43.2% of the outstanding Shares as of April 20, 2006. VPVP Q LP has sole voting and disposition power with respect to 6,816,887 Shares and sole disposition power with respect to 262,711 Shares issuable upon exercise of warrants. VPVP Q LP does not have voting power with respect to Shares issuable upon exercise of warrants prior to the receipt of such Shares upon exercise of such warrants.

VPVP IV LP has beneficial ownership of 709,601 Shares, which includes 26,332 Shares issuable upon exercise of warrants, representing an aggregate of approximately 4.4% of the outstanding Shares as of April 20, 2006. VPVP IV LP has sole voting and disposition power with respect to 683,269 Shares and sole disposition power with respect to 26,332 Shares issuable upon exercise of warrants. VPVP IV LP does not have voting power with respect to Shares issuable upon exercise of warrants prior to the receipt of such Shares upon exercise of such warrants.

VPVP Principals LP has beneficial ownership of 25,789 Shares, which includes 957 Shares issuable upon exercise of warrants, representing an aggregate of approximately 0.2% of the outstanding Shares as of April 20, 2006. VPVP Principals LP has sole voting and disposition power with respect to 24,832 Shares and sole disposition power with respect to 957 Shares issuable upon exercise of warrants. VPVP Principals LP does not have voting power with respect to Shares issuable upon exercise of warrants prior to the receipt of such Shares upon exercise of such warrants.

VPVP LLC is the general partner of each of the VantagePoint LPs, and as such may be deemed to have beneficial ownership of 7,814,988 Shares, which includes 290,000 Shares issuable upon exercise of warrants, representing an aggregate of approximately 47.6% of the outstanding Shares as of April 20, 2006. VPVP LLC disclaims beneficial ownership of such Shares and warrants except to the extent of its pecuniary interest therein. As general partner of each of the VantagePoint LPs, VPVP LLC may be deemed to have shared disposition power over the warrants held by the VantagePoint LPs and shared voting and disposition power over the Shares held by the VantagePoint LPs and over the Shares which the VantagePoint LPs would hold upon exercise of such warrants.

James D. Marver is a managing member of VPVP LLC, which is the general partner of each of the VantagePoint LPs, and as such may be deemed to have beneficial ownership of 7,814,988 Shares, which includes 290,000 Shares issuable upon exercise of warrants, representing an aggregate of approximately 47.6% of the outstanding Shares as of April 20, 2006. Mr. Marver disclaims beneficial ownership of such Shares and warrants except to the extent of his pecuniary interest therein. As a managing member of VPVP LLC, Mr. Marver may be deemed to have shared disposition power over the warrants held by the VantagePoint LPs and shared voting and disposition power over the Shares held by the VantagePoint LPs and over the Shares which the VantagePoint LPs would hold upon exercise of such warrants.

11

Alan E. Salzman is a managing member of VPVP LLC, which is the general partner of each of the VantagePoint LPs, and as such may be deemed to have beneficial ownership of 7,814,988 Shares, which includes 290,000 Shares issuable upon exercise of warrants, representing an aggregate of approximately 47.6% of the outstanding Shares as of April 20, 2006. Mr. Salzman disclaims beneficial ownership of such Shares and warrants except to the extent of his pecuniary interest therein. As a managing member of VPVP LLC, Mr. Salzman may be deemed to have shared disposition power over the warrants held by the VantagePoint LPs and shared voting and disposition power over the Shares held by the VantagePoint LPs and over the Shares which the VantagePoint LPs would hold upon exercise of such warrants.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

(c)           Except as set forth herein, none of the Reporting Persons has effected any transactions in the class of securities reported on this Amendment No. 1 to Schedule 13D during the past sixty (60) days.

(d)           Messrs. Marver and Salzman are the managing members of VPVP LLC, which is the general partner of each of the VantagePoint LPs, and therefore have the power to direct its affairs, including decisions respecting the disposition of proceeds from the sale of Shares held by the VantagePoint LPs. Under certain circumstances set forth in the operating agreement of VPVP LLC, the members of VPVP LLC have the right to receive distributions, either cash or in-kind, with respect to the Shares held by the VantagePoint LPs. In addition, under certain circumstances set forth in the limited partnership agreements of each of the VantagePoint LPs, the partners of such partnerships have the right to receive distributions, either cash or in-kind, with respect to the Shares that they hold. To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of distributions with respect to the securities of the Issuer.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

A copy of the Agreement is attached hereto as Exhibit A and is incorporated by reference herein. A copy of the amendment to the Stockholder Agreement is attached hereto as Exhibit B and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit A                                           Stock Purchase Agreement by and between Aviza Technology, Inc. and Caisse de dépôt et placement du Québec, dated as of April 24, 2006.

Exhibit B                                             Amendment, dated as of April 24, 2006, to Second Amended and Restated Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of October 18, 2005.

12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2006

JAMES D. MARVER

/s/ James D. Marver

ALAN E. SALZMAN

/s/ Alan E. Salzman

VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.

By: VantagePoint Venture Associates IV, L.L.C.
Its: General Partner

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

VANTAGEPOINT VENTURE PARTNERS IV, L.P.

By: VantagePoint Venture Associates IV, L.L.C.
Its: General Partner

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.

By: VantagePoint Venture Associates IV, L.L.C.
Its: General Partner

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

13

Exhibit Index

Exhibit A	Stock Purchase Agreement by and between Aviza Technology, Inc. and Caisse de dépôt et placement du Québec, dated as of April 24, 2006.
Exhibit B

Amendment, dated as of April 24, 2006, to Second Amended and Restated Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of October 18, 2005.

14

Exhibit A

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

AVIZA TECHNOLOGY, INC.

AND

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

APRIL 24, 2006

i

5.4	Broker Fees	12
5.5	Canadian Addendum	12

Section 6.	Survival of Representations and Warranties	12

Section 7.	Registration of the Shares; Compliance with the Securities Act	13

7.1	Registration Procedures and Expenses	13
7.2	Delay in Effectiveness of Registration Statement	15
7.3	Transfer of Shares; Suspension	15
7.4	Indemnification	17
7.5	Termination of Conditions and Obligations	21

Section 8.	Company Covenants	21

8.1	Rule 144	21
8.2	Observation of Meetings of the Board of Directors	21

Section 9.	Investor Covenants.	22

9.1	Transfer Restrictions	22
9.2	Standstill Provision	22
9.3	Right of First Refusal.	23

Section 10.	Miscellaneous	24

10.1	Legends	24
10.2	Notices	25
10.3	Amendments and Waivers	26
10.4	Headings	26
10.5	Severability	26
10.6	Governing Law	27
10.7	Entire Agreement	27
10.8	Counterparts	27
10.9	Successors and Assigns	27
10.10	Expenses	27
10.11	Arbitration.	28

Exhibits

Exhibit A	Form of Officer’s Certificate
Exhibit B	Form of Legal Opinion
Exhibit C	Form of Secretary’s Certificate
Exhibit D	Schedule of Exceptions
Exhibit E	Form of Certificate of Subsequent Sale
Exhibit F	Restricted Parties

Canadian Addendum

ii

THIS STOCK PURCHASE AGREEMENT, dated as of April 24, 2006 (this “Agreement”), is entered into by and between Aviza Technology, Inc., a Delaware corporation (the “Company”), and Caisse de dépôt et placement du Québec, a body organized under the laws of the Province of Québec (the “Investor”).

RECITALS

A.                                   The Company and the Investor are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D, as promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act;

B.                                     The Investor wishes to purchase from the Company, and the Company wishes to sell and issue to the Investor, upon the terms and subject to the conditions set forth in this Agreement, an aggregate of 3,282,275 newly issued shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for an aggregate purchase price of fifteen million dollars ($15,000,000) (the “Purchase Price”); and

C.                                     This Agreement shall be binding upon the Company and the Investor only upon mutual delivery of a duly signed and executed signature page hereto by the Company and by the Investor.

AGREEMENT

In consideration of the foregoing, the respective representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

Section 1.                                            Defined Terms. The following terms are defined in this Agreement, as indicated below:

“AAA”	Section 10.11(b)
“Agreement”	Preamble
“Board”	Section 8.2
“Closing”	Section 3
“Closing Date”	Section 3
“Common Stock”	Recitals
“Company”	Preamble
“Confidentiality Agreement”	Section 10.7
“Dispute”	Section 10.11(a)
“Evaluation Date”	Section 4.9(c)
“Exchange Act”	Section 4.6
“Form S-4”	Section 4.7(g)
“Intellectual Property”	Section 4.11

“Investor”	Preamble
“Investor Indemnitees”	Section 7.4(a)
“Liquidated Damages Payment”	Section 7.2(a)(i)
“Material Contract”	Section 4.4
“Material Permits”	Section 4.10
“NASD”	Section 4.13(e)
“Notice of Sale”	Section 9.3(a)
“Observer”	Section 8.2
“Offered Shares”	Section 9.3(a)
“Permitted Transferee”	Section 10.9
“Person”	Section 4.22
“Preferred Stock”	Section 4.7(a)
“Prospectus”	Section 7.4(a)(i)
“Purchase Offer”	Section 9.3(a)
“Purchase Price”	Recitals
“Registration Demand”	Section 7.1
“Registration Demand Date”	Section 7.1
“Registration Period”	Section 7.1(c)
“Registration Statement”	Section 7.1(a)
“Registration Termination Date”	Section 7.1(c)
“Reply Notice”	Section 9.3(b)
“Representative”	Section 10.11(a)
“Restricted Party”	Section 9.3(a)
“Schedule of Exceptions”	Section 4
“SEC”	Recitals
“SEC Documents”	Section 4.6
“Securities Act”	Recitals
“Shares”	Recitals
“Subsidiary”	Section 4.1
“Suspension”	Section 7.3(c)
“Suspension Notice”	Section 7.3(c)
“VPVP”	Section 7.1

Section 2.                                            Agreement to Sell and Purchase the Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company will sell to the Investor, and the Investor will purchase from the Company, the Shares for the Purchase Price.

Section 3.                                            Closing. The completion of the purchase and sale of the Shares (the “Closing”) shall take place at the offices of Latham & Watkins LLP located at 505 Montgomery

Street, San Francisco, California 94111 as soon as practicable after the satisfaction of the Company’s closing conditions and the Investor’s closing conditions as set forth in Section 3.1 and Section 3.2, respectively, on such date as the Company and the Investor shall mutually agree (the “Closing Date”).

3.1                                 Company’s Closing Conditions. The Company’s obligation to issue the Shares to the Investor shall be subject to the following conditions, any one or more of which may be waived by the Company (provided that no such waiver shall be deemed given unless in writing and executed by the Company):

(a)                                  receipt by the Company of a countersigned copy of this Agreement executed by the Investor;

(b)                                 receipt by the Company of immediately available funds in the full amount of the Purchase Price for the Shares being purchased hereunder;

(c)                                  the accuracy of the representations and warranties made by the Investor in this Agreement; and

(d)                                 on the Closing Date, no legal action, suit or proceeding shall be pending or threatened which seeks to restrain or prohibit the transactions contemplated by this Agreement.

3.2                                 Investor’s Closing Conditions. The Investor’s obligation to purchase the Shares shall be subject to the following conditions, any one or more of which may be waived by the Investor (provided that no such waiver shall be deemed given unless in writing and executed by the Investor):

(a)                                  receipt by the Investor of a countersigned copy of this Agreement executed by the Company;

(b)                                 receipt by the Investor of evidence of one or more stock certificates representing the Shares, which evidence may be satisfied by delivery to the Investor of a copy of the executed and delivered instruction letter from the Company to American Stock Transfer & Trust Company, the Company’s transfer agent, instructing American Stock Transfer & Trust Company to deliver a stock certificate representing the Shares to the Investor;

(c)                                  the accuracy of the representations and warranties made by the Company in this Agreement;

(d)                                 all outstanding shares of the Aviza, Inc.’s Series B Preferred Stock and Series B-1 Preferred Stock shall have been converted into shares of Common Stock at a conversion price per share of not less than the per share purchase price of the Shares;

(e)                                  on the Closing Date, no legal action, suit or proceeding shall be pending or threatened which seeks to restrain or prohibit the transactions contemplated by this Agreement;

(f)                                    the receipt by the Investor of a certificate in substantially the form attached hereto as Exhibit A, dated the Closing Date, duly executed by its Chief Executive Officer to the effect set forth in clauses (c), (d) and (e) above;

(g)                                 a legal opinion of counsel to the Company addressed to the Investor in substantially the form as attached hereto as Exhibit B;

(h)                                 the receipt by the Investor of a certificate in substantially the form attached hereto as Exhibit C, dated the Closing Date, of the Secretary of the Company certifying (i) the certificate of incorporation and bylaws of the Company as in effect on the Closing Date, (ii) all resolutions of the board of directors of the Company relating to this Agreement and the transactions contemplated hereby and (iii) the incumbency of all officers of the Company executing this Agreement and any other agreement or document contemplated hereby; and

(i)                                     the receipt by the Investor of a certificate from American Stock Transfer & Trust Company, the Company’s transfer agent, certifying the number of issued and outstanding shares of Common Stock of the Company.

Section 4.                                            Representations and Warranties of the Company. Except as set forth on the Schedule of Exceptions attached hereto as Exhibit D (the “Schedule of Exceptions”), the Company hereby represents and warrants to, and covenants with, the Investor, as of the date hereof and as of the Closing Date, as follows:

4.1                                 Organization, Good Standing and Qualification. Each of the Company,  Aviza, Inc., a Delaware corporation, and Trikon Technologies, Inc., a Delaware corporation (Aviza, Inc. and Trikon Technologies, Inc. are hereinafter referred to individually as a “Subsidiary” and collectively, the “Subsidiaries”), is duly organized and validly existing in good standing under the laws of the jurisdiction of its organization. Each of the Company and the Subsidiaries has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and is registered or qualified to do business in and is in good standing in each jurisdiction in which it owns or leases property or transacts business and where the failure to be so qualified would have a material adverse effect upon the business, operations, assets or financial condition of the Company and the Subsidiaries, considered as one enterprise, or a material adverse effect upon the Company’s ability to perform in any material respect its obligations under this Agreement, and to the knowledge of the Company, no proceeding has been instituted in any such jurisdiction, revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.

4.2                                 Subsidiaries. Except as set forth in the SEC Documents or in the Form S-4:  (i) the Company does not own or control any equity security or other interest of any other corporation, partnership, limited liability company or other business entity other than the Subsidiaries; (ii) the Subsidiaries do not own or control any equity security or other interest of any other corporation, partnership, limited liability company or other business entity; (iii) neither the Company nor a Subsidiary is a participant in any joint venture, partnership or limited liability company and (iv) since December 1, 2005, neither the Company nor a Subsidiary has consolidated or merged with, acquired all or substantially all of the assets of, or acquired the stock of or any interest in any corporation, partnership, limited liability company or other business entity.

4.3                                 Due Authorization. The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized and validly executed and delivered by the Company and constitutes a legally valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.4                                 Non-Contravention. The execution and delivery of this Agreement, the issuance and sale of the Shares to be sold by the Company under this Agreement, the fulfillment of the terms of this Agreement by the Company and the Company’s consummation of the transactions contemplated hereby will not (A) conflict with or constitute a violation of, or default (with or without the giving of notice or the passage of time or both) under, (i) any material bond, debenture, note or other evidence of indebtedness, or under any material lease, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Company or a Subsidiary is a party or by which the Company or a Subsidiary or their respective properties are bound (each, a “Material Contract”), (ii) the charter, bylaws or other organizational documents of the Company or the Subsidiaries or (iii) to the knowledge of the Company, any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company or a Subsidiary or their respective properties or (B) result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction upon any of the material properties or assets of the Company or a Subsidiary or an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any material bond, debenture, note or any other evidence of indebtedness or any material indenture, mortgage, deed of trust or any other agreement or instrument to which the Company or a Subsidiary is a party or by which any of them is bound or to which any of the property or assets of the Company or a Subsidiary is subject.

4.5                                 Governmental Consents. No consent, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, self-regulatory organization, stock exchange or market or other governmental body in the United States is required for the execution and delivery of this Agreement and the valid issuance and sale of the Shares to be sold pursuant to this Agreement, except for those that have already been made or obtained and except for any securities filings required to be made after the Closing under foreign, federal or state securities laws.

4.6                                 Reporting Status. The Company has filed in a timely manner all documents that the Company was required to file under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since December 1, 2005 (collectively, the “SEC Documents”). The SEC Documents and the Form S-4 complied in all material respects with the SEC’s requirements as of their respective filing dates. None of the SEC Documents or the Form S-4 contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.7                                 Capitalization.

(a)                                  As of the date hereof, the authorized capital stock of the Company consists of one hundred million (100,000,000) shares of Common Stock and five million (5,000,000) shares of preferred stock, par value $0.0001 per share, of the Company (the “Preferred Stock”).

(b)                                 As of April 20, 2006, there were (i) 10,310,689 shares of Common Stock issued and outstanding, (ii) no shares of Preferred Stock issued and outstanding, (iii) 322,237 shares of Common Stock available for issuance upon exercise of stock options available for grant under the stock incentive plans of the Company and the Subsidiaries, (iv) 3,798,053 shares issuable upon exercise of outstanding stock options issued by the Company or the Subsidiaries to current or former employees, consultants and directors of the Company and the Subsidiaries, (v) 406,725 shares of Common Stock issuable upon exercise of outstanding warrants issued by the Company or the Subsidiaries, (vi) 110,000 shares of preferred stock of Aviza, Inc. issued and outstanding and (vii) no other shares or options, warrants or other rights to acquire shares of capital stock of the Company or securities convertible into capital stock of the Company.

(c)                                  Since February 27, 2006, the Company has not issued any shares or options, warrants or other rights to acquire shares of capital stock of the Company or securities convertible into capital stock of the Company other than (i) pursuant to option exercises, (ii) the Shares, as contemplated by this Agreement and (iii) ordinary course grants of options to employees.

(d)                                 Except with respect to the Series B Preferred Stock and Series B-1 Preferred Stock of Aviza, Inc., the Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock of each of the Subsidiaries.

(e)                                  All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable, free from any pledges, liens or encumbrances created by the Company.

(f)                                    The Shares to be sold pursuant to this Agreement have been duly authorized, and when issued and paid for in accordance with the terms of this Agreement will be validly issued, fully paid and nonassessable, free from any pledges, liens or encumbrances created by the Company.

(g)                                 Other than as disclosed in the SEC Documents or in the Company’s registration statement on Form S-4, as amended (File No. 333-126098) (the “Form S-4”), there are no outstanding rights, options, warrants, preemptive rights, rights of first refusal agreements, commitments or similar rights for the purchase or acquisition from the Company of any securities of the Company.

(h)                                 Except as set forth in the SEC Documents or in the Form S-4, no holder of any securities of the Company or any of the Subsidiaries has any rights (“demand,” “piggyback” or otherwise) to have such securities registered by reason of the intention to file, filing or effectiveness of a Registration Statement.

(i)                                     Except as set forth in the SEC Documents or in the Form S-4, to the Company’s knowledge, there are no outstanding proxy or stockholder agreements, or agreements of any kind related to the voting of the Company’s securities.

4.8                                 Legal Proceedings. To the knowledge of the Company, there is no material legal or governmental proceeding pending or threatened to which the Company or a Subsidiary or any officer or director of the Company or a Subsidiary in their capacity as such officer or director is or may be a party or of which the business or property of the Company or a Subsidiary is subject that is not disclosed in the SEC Documents or in the Form S-4. To the knowledge of the Company there is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body (including, without limitation, the SEC) pending or threatened against or affecting the Company or a Subsidiary wherein an unfavorable decision, ruling or finding could adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement.

4.9                                 No Violations.

(a)                                  Neither the Company nor a Subsidiary is in violation of its charter, bylaws or other organizational document, or in violation of any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company or a Subsidiary, which violation, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the business, operations, assets or financial condition of the Company and the Subsidiaries, considered as one enterprise, or is in violation or default (and there exists no condition which, with or without the passage of time or giving of notice or both, would constitute a violation or default) in any respect in the performance of any Material Contract, including, without limitation, any bond, debenture, note or any other evidence of indebtedness to which the Company or a Subsidiary is a party or by which the Company or a Subsidiary is bound or by which the properties of the Company or a Subsidiary are bound, which would be reasonably likely to have a material adverse effect upon the business, operations, assets or financial condition of the Company and the Subsidiaries, considered as one enterprise. The Material Contracts attached as exhibits to or incorporated by reference into the Form S-4 and the SEC Documents are in full force and effect as of the date hereof.

(b)                                 The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and the Subsidiaries is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s most recently filed periodic report under the Exchange Act, as the case may be, is being prepared.

(c)                                  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the last day of the fiscal period (such date, the “Evaluation Date”) covered by the most recently filed periodic report under the Exchange Act. The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s disclosure controls and procedures (as such terms are defined in Item 307 of Regulation S-K under the Exchange Act) or in other factors that could significantly affect the Company’s disclosure controls and procedures.

4.10                           Governmental Permits, Etc. Each of the Company and the Subsidiaries has all necessary franchises, licenses, certificates and other authorizations from any foreign, federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company and the Subsidiaries as currently conducted, except where the failure to currently possess could not reasonably be expected to have a material adverse effect upon the business, operations, assets or financial condition of the Company and the Subsidiaries, considered as one enterprise (the “Material Permits”), and neither the Company nor a Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

4.11                           Intellectual Property. Each of the Company and the Subsidiaries owns or possesses sufficient rights to use all patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets, trade names and know-how (collectively, “Intellectual Property”) that are necessary for the conduct of its business as now conducted except where the failure to currently own or possess would not have a material adverse effect on the business, operations, assets or financial condition of the Company and the Subsidiaries, considered as one enterprise, free and clear of any liens, encumbrances, claims, security interests or restrictions, except for such as do not materially interfere with the conduct of the Company’s business as presently conducted. Except as set forth in the SEC Documents or in the Form S-4, (i) neither the Company nor a Subsidiary has received any notice of, or has any knowledge of, any infringement of asserted rights of a third party with respect to any Intellectual Property and (ii) neither the Company nor a Subsidiary has received any notice of any infringement rights by a third party with respect to any Intellectual Property.

4.12                           Financial Statements. The historical financial statements of the Company and the related notes thereto included in the SEC Documents and the historical financial statements of the Subsidiaries and the related notes thereto included in the Form S-4 present fairly, in accordance with generally accepted accounting principles, the consolidated financial position of the Company and the Subsidiaries, as applicable, as of the dates indicated, and, as applicable, the results of the Company’s consolidated operations and cash flows for the periods therein specified and the Subsidiaries’ operations and cash flows for the periods therein specified.  Such historical financial statements (including the related notes thereto) (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified, except as may be noted in the notes to such financial statements contained in the SEC Documents and the Form S-4 and (iii) fairly present the consolidated financial position of the Company and the Subsidiaries as of the respective dates thereof and the consolidated results of operations of the Company and the Subsidiaries for the periods covered thereby. Except as set forth in the historical financial statements included in the SEC Documents, neither the Company nor any Subsidiary has any liabilities, contingent or otherwise, other than liabilities incurred in the ordinary course of business subsequent to December 30, 2005 or liabilities of the type not required under generally accepted accounting principles to be reflected in such financial statements.

4.13                           No Material Adverse Change. Except as set forth in the SEC Documents, since December 30, 2005 there has not been:

(a)                                  any material adverse change, or any event, development or circumstance which could reasonably be expected to result in a material adverse change, in the business, operations, assets or financial condition of the Company and the Subsidiaries, considered as one enterprise;

(b)                                 any liabilities or obligations, direct or contingent, that are material to the Company and the Subsidiaries, considered as one enterprise, incurred by the Company, except liabilities and obligations incurred in the ordinary course of business;

(c)                                  any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or a Subsidiary;

(d)                                 any loss or damage (whether or not insured) to the physical property of the Company or a Subsidiary that has been sustained which has a material adverse effect on the business, operations, assets or financial condition of the Company and the Subsidiaries, considered as one enterprise; or

(e)                                  any notice from or by the SEC or any other state or federal securities regulatory agency, the National Association of Securities Dealers (the “NASD”) or the Nasdaq National Market with respect to (i) any investigation of the Company’s activities or financial results, (ii) the Company’s compliance with applicable laws, rules or regulations or (iii) issues regarding the continued trading of the Common Stock on the Nasdaq National Market.

4.14                           NASDAQ Listing. The Common Stock is registered pursuant to Section 12(g) of the Exchange Act and is listed on the Nasdaq National Market, trading in the Common Stock has not been suspended, and the Company has taken no action designed to terminate, or likely to have the effect of terminating, the registration of the Common Stock under the Exchange Act or delist the Common Stock from the Nasdaq National Market, nor to the knowledge of the Company is the NASD currently contemplating terminating such listing. The Company and the Common Stock are in compliance with all quantitative and qualitative criteria for continued listing and trading on the Nasdaq National Market.

4.15                           Listing of the Securities. The Company shall comply with all requirements of the NASD with respect to the issuance of the Shares and the listing thereof on the Nasdaq National Market. In furtherance thereof, the Company shall use its commercially reasonable efforts to take such actions as may be necessary as soon as practicable and in no event later than twenty (20) days after the Closing Date (if not filed prior to the Closing Date), to file with the Nasdaq National Market an application or other document required by the Nasdaq National Market and pay all applicable fees when due for the listing of the Shares with the Nasdaq National Market.

4.16                           No Manipulation of Stock. The Company has not taken, and will not, in violation of applicable law, take any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Shares.

4.17                           Insurance. The Company maintains and will continue to maintain insurance against loss or damage by fire or other casualty and such other insurance, including, but not limited to, product liability insurance, in such amounts and covering such risks as is consistent with industry practice for the conduct of its business and the value of its properties, all of which insurance is in full force and effect.

4.18                           Tax Matters. The Company has filed all material federal, state and local income and franchise and other tax returns required to be filed and has paid all taxes due in accordance therewith, and no tax deficiency has been determined adversely to the Company which has had (nor does the Company have any knowledge of any tax deficiency which, if determined adversely to the Company, might have) a material adverse effect on the business, operations, assets or financial condition of the Company and the Subsidiaries, considered as one enterprise.

4.19                           Investment Company. The Company is not, and immediately after receipt of the payment for the Shares will not be, an “investment company” within the meaning of such term under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

4.20                           No Registration. Assuming the accuracy of the representations and warranties made by the Investor in Section 5 hereof, and compliance with the covenants of the Investor in Section 9 hereof, no registration of the Shares under the Securities Act is required in connection with the offer and sale of the Shares by the Company to the Investor as contemplated by this Agreement.

4.21                           Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient, in the judgment of the Company’s executive officers, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.22                           Form D; General Solicitation. The Company agrees to file a Form D with respect to the Shares on a timely basis as required under Regulation D under the Securities Act to claim the exemption provided by Rule 506 of Regulation D. Neither the Company nor any individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity (each a “Person”) acting on behalf of the Company has offered or sold any of the Shares by any form of general solicitation or general advertising. The Company has offered the Shares for sale only to the Investor.

4.23                           Use of Proceeds. The Company will use the net proceeds from the sale of the Shares for working capital and other general corporate purposes.

4.24                           Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that none of its affiliates shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any “security” (as defined in the Securities Act) that would be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Investor

4.25                           Questionable Payments. Neither the Company nor, to the knowledge of the Company, any of its current or former stockholders, directors, officers, employees, agents or other persons acting on behalf of the Company, has on behalf of the Company or in connection with its business:  (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (iii) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (iv) made any false or fictitious entries on the books and records of the Company or (v) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.26                           Transactions with Affiliates. Except as set forth in the SEC Documents or in the Form S-4, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or to a presently contemplated transaction that has been approved by the Board (other than for services as employees, officers and directors) that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act.

4.27                           Broker’s Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

Section 5.                                            Representations and Warranties of the Investor. The Investor represents and warrants to, and covenants with, the Company, as of the date hereof and as of the Closing Date, as follows:

5.1                                 Due Authorization. The Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement constitutes a legally valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.2                                 Accredited Investor.

(a)                                  The Investor is an “accredited investor” as defined in Regulation D under the Securities Act, and the Investor has the knowledge, sophistication and experience necessary to make, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, and has requested all information it deemed relevant in making an informed decision to purchase the Shares and has reviewed and considered all information provided in response to such requests.

(b)                                 The Investor is acquiring the Shares for its own account for investment only and with no present intention of distributing any of the Shares in violation of the Securities Act or any arrangement or understanding with any other Persons regarding the distribution of such Shares.

(c)                                  The Investor will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares except in compliance with the Securities Act, applicable state securities laws and the respective rules and regulations promulgated thereunder.

(d)                                 The Investor understands that its acquisition of the Shares has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of the Investor’s investment intent as expressed herein.

5.3                                 Acknowledgement Regarding Offering of the Shares. The Investor acknowledges that the Company has represented that no action has been or will be taken in any jurisdiction outside the United States by the Company that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issuance of the Shares, in any jurisdiction outside the United States where action for that purpose is required. The Investor agrees to comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense.

5.4                                 Broker Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Investor.

5.5                                 Canadian Addendum. The Investor further represents and warrants to, and covenants with, the Company, as of the date hereof and as of the Closing Date, as set forth in the Canadian Addendum attached hereto.

Section 6.                                            Survival of Representations and Warranties. Notwithstanding any investigation made by any party to this Agreement, all representations and warranties made by the Company and the Investor herein shall survive for a period of two (2) years following the Closing Date.

Section 7.                                            Registration of the Shares; Compliance with the Securities Act.

7.1                                 Registration Procedures and Expenses. As soon as practicable, but in any event within thirty (30) days after the Company shall have received a written request from the Investor (any such request, a “Registration Demand”), which may be given at any time after the Closing Date and before the Registration Termination Date (any such date, a “Registration Demand Date”), to effect any registration with respect to the Shares up to that number of Shares set forth in a Registration Demand; provided, however, that (a) if such Registration Demand Date is prior to the earliest to occur of (i) January 1, 2007 and (ii) the date on which affiliates of VantagePoint Venture Partners (“VPVP”) have distributed an aggregate number of shares of Common Stock to the limited partners of such affiliates of VPVP equal to or greater than ten percent (10%) of the number of shares of Common Stock issued and outstanding as of the Closing after giving effect to the sale and issuance of the Shares and the shares of Common Stock issued upon conversion of the Series B Preferred Stock and Series B-1 Preferred Stock of Aviza, Inc. (as adjusted for stock splits, combinations, recapitalizations and the like), the number of Shares subject to such Registration Demand shall not exceed the greater of (x) one percent (1%) of the Company’s Common Stock outstanding as shown by the then-most-recent report or statement by the Company or (y) the average weekly trading volume for the four (4) weeks immediately preceding such Registration Demand Date; and (b) the Company shall not be obligated to effect more than one (1) such registration in any three- (3)-month period nor more than a total of four (4) such registrations, the Company shall:

(a)                                  subject to receipt of necessary information from the Investor, use its reasonable best efforts to prepare and file with the SEC a registration statement (the “Registration Statement”) on Form S-3 (or Form S-1 if Form S-3 is not then available for use by the Company) to enable the resale of the Shares by the Investor on a delayed or continuous basis under Rule 415 of the Securities Act;

(b)                                 use its reasonable best efforts, subject to receipt of necessary information from the Investor, to cause the Registration Statement to become effective as soon as practicable after the Registration Demand Date; provided, however, that the Registration Statement shall not be declared effective until at least the ninetieth (90th) day after the Closing Date;

(c)                                  use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith and take all such other actions as may be necessary to keep the Registration Statement current and effective for a period (the “Registration Period”) ending on the earlier of (i) the Registration Termination Date and (ii) the date on which the Investor has completed the distribution related thereto. For purposes of this Agreement, the “Registration Termination Date” shall be the later of (x) the two- (2)-year anniversary of the Closing Date, and (y) the date that all of the Shares become eligible for sale pursuant to Rule 144 during any one (1) ninety- (90)-day period;

(d)                                 promptly furnish to the Investor with respect to the Shares registered under the Registration Statement such reasonable number of copies of the Registration Statement and Prospectus, including any preliminary Prospectus and any supplements to or amendments of the Prospectus or Registration Statement, in order to facilitate the public sale or other disposition of all or any of such Shares by the Investor;

(e)                                  promptly take such action as may be necessary to qualify, or obtain, an exemption for the Shares under such of the state securities laws of United States jurisdictions as shall be necessary to qualify, or obtain an exemption for, the sale of the Shares in states specified in writing by the Investor; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

(f)                                    bear all expenses in connection with the procedures in paragraphs (a) through (e) of this Section 7.1 and the registration of the Shares pursuant to the Registration Statement, regardless of whether a Registration Statement becomes effective, including, without limitation:  (i) all registration and filing fees and expenses (including filings made with the NASD); (ii) fees and expenses of compliance with federal securities and state securities, or “blue sky,” laws; (iii) expenses of printing (including printing certificates for the Shares and Prospectuses); (iv) all application and filing fees in connection with listing the Shares with the Nasdaq National Market and (v) all fees and disbursements of counsel of the Company and the independent certified public accountants of the Company; provided, however, that the Investor shall be responsible for paying the underwriting commissions or brokerage fees, and taxes of any kind (including, without limitation, transfer taxes) applicable to any disposition, sale or transfer of the Shares. The Company shall, in any event, bear its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties);

(g)                                 advise the Investor, within two (2) business days by electronic mail, facsimile or other electronic or non-electronic means of communication, and, if requested by the Investor, confirm such advice in writing:  (i) after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose, or any other order issued by any state securities commission or other regulatory authority suspending the qualification or exemption from qualification of such Shares under state securities, or “blue sky,” laws; and it shall promptly use its reasonable best efforts to prevent the issuance of any stop order or other order or to obtain its withdrawal at the earliest possible moment if such stop order or other order should be issued and (ii) when the Prospectus or any supplements to or amendments of the Prospectus have been filed, and, with respect to the Registration Statement or any post effective amendment thereto, when the same has become effective; and

(h)                                 in the event that the Shares are to be sold through underwriters, enter into and perform its obligations under an underwriting agreement, in usual and customary form (including customary indemnification of such underwriters by the Company), with the managing underwriters of such offering, provided that the Investor enters into and performs its obligations under such underwriting agreement (including customary indemnification of such underwriters by the Investor).

7.2                                 Delay in Effectiveness of Registration Statement.

(a)                                  The Company further agrees that:

(i)                                     in the event the Registration Statement has not been filed with the SEC within thirty (30) days after the Registration Demand Date, the Investor shall be entitled to receive from the Company liquidated damages in an amount equal to one percent (1.0%) of the total aggregate purchase price of the Shares that are to be registered on such Registration Statement (a “Liquidated Damages Payment”);

(ii)                                  in the event the Registration Statement has not been filed with the SEC within sixty (60) days after the Registration Demand Date, the Investor shall be entitled to receive from the Company an additional Liquidated Damages Payment;

(iii)                               in the event the Registration Statement has not been declared effective by the SEC within ninety (90) days after the Registration Demand Date, the Investor shall be entitled to receive an additional Liquidated Damages Payment; and

(iv)                              the Company shall make an additional Liquidated Damages Payment for each thirty- (30)-day period thereafter (pro-rated for any period of less than thirty (30) days) until the Registration Statement has been declared effective; although in no event shall the aggregate Liquidated Damages Payments in any thirty- (30)-day period exceed one percent (1.0%) of the total aggregate purchase price of the Shares that are to be registered on such Registration Statement.

(b)                                 Liquidated Damages Payments may, at the Investor’s option, be delivered to the Investor in the form of cash or Common Stock. The Company shall deliver all Liquidated Damages Payments to the Investor by the fifth (5th) business day after the occurrence of the events described in clauses (i), (ii), (iii) or (iv) of Section 7.2(a) hereof, as applicable.

(c)                                  Notwithstanding anything to the contrary contained in this Section 7.2 or in any other provision of this Agreement, the Liquidated Damages Payments provided in this Section 7.2 shall be the Investor’s sole and exclusive monetary remedy in the event of the occurrence of any of the events described in clauses (i), (ii), (iii) or (iv) of Section 7.2(a) hereof; provided, however, that the Investor shall retain all equitable remedies then available to it.

7.3                                 Transfer of Shares; Suspension.

(a)                                  The Investor agrees that it shall not effect any sale, offer to sell, solicitation of offers to buy, disposition of, loan, pledge or grant of any right with respect to the Shares or any derivative instruments, arrangement or securities the value of which is derived from the securities of the Company or its right to purchase any securities of the Company or any derivative instruments, arrangement or securities the value of which is derived from the securities of the Company that would constitute a sale within the meaning of the Securities Act, except as contemplated in the Registration Statement referred to in Section 7.1(a) hereof or in accordance with the Securities Act (including any exemption from the registration requirements set forth therein), and that it shall promptly notify the Company of any changes in the information set forth in the Registration Statement regarding the Investor or its plan of distribution.

(b)                                 Except in the event that Section 7.3(c) hereof applies, the Company shall, at all times during the Registration Period, promptly:

(i)                                     prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ii)                                  provide the Investor copies of any documents filed pursuant to Section 7.3(b)(i) hereof; and

(iii)                               inform the Investor that the Company has complied with its obligations in Section 7.3(b)(i) hereof (or that, if the Company has filed a post-effective amendment to the Registration Statement that has not yet been declared effective, the Company shall notify the Investor to that effect, shall use its commercially reasonable efforts to secure the effectiveness of such post-effective amendment as promptly as possible and shall promptly notify the Investor pursuant to this Section 7.3(b)(iii) when the amendment has become effective).

(c)                                  Subject to Section 7.3(d) hereof, in the event of:

(i)                                     any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information;

(ii)                                  the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose;

(iii)                               the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or

(iv)                              any event or circumstance that necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading,

then the Company shall deliver a notice in writing to the Investor (the “Suspension Notice”) to the effect of the foregoing and, upon receipt of such Suspension Notice, the Investor shall refrain from selling any Shares pursuant to the Registration Statement (a “Suspension”) until the Investor’s receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until it is advised in writing by the Company that the current Prospectus may be used. In the event of any Suspension, the Company shall use its commercially reasonable efforts, consistent with the best interests of the Company and its stockholders, to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable after the delivery of a Suspension Notice to the Investor.

(d)                                 In the event the Investor is prohibited from selling Shares under the Registration Statement as a result of Suspensions for more than sixty (60) days in any twelve- (12)-month period, then (i) the Company shall pay to the Investor liquidated damages in an amount equal to one percent (1.0%) of the total aggregate purchase price of the Shares registered on such Registration Statement then held by the Investor if, as a result of such Suspensions, the Investor is prohibited from selling Shares under such Registration Statement for a period that exceeds sixty (60) days in the aggregate in any twelve- (12)-month period and (ii) after the date, if any, on which the Company becomes obligated to pay the Investor liquidated damages pursuant to the preceding clause (i), the Company shall pay to the Investor additional liquidated damages in an amount equal to one percent (1.0%) of the total aggregate purchase price of the Shares registered on such Registration Statement then held by the Investor for each additional thirty (30) days thereafter during which as a result of a suspension the Investor is prohibited from selling shares under such Registration Statement; provided, however, that in no event shall the Company be obligated to pay more than one percent (1.0%) of the total aggregate purchase price of the Shares registered on such Registration Statement then held by the Investor in any thirty- (30)-day period.

(e)                                  In the event of a sale of Shares by the Investor under the Registration Statement, the Investor must also deliver to the Company’s transfer agent, with a copy to the Company, a Certificate of Subsequent Sale substantially in the form attached hereto as Exhibit E, so that the Shares may be properly transferred.

7.4                                 Indemnification. For the purpose of this Section 7.4, the term “Registration Statement” shall include the Prospectus, any preliminary or final prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 7.1 hereof, and the term “Rules and Regulations” shall mean the rules and regulations promulgated under the Securities Act.

(a)                                  Indemnification by the Company. The Company agrees to indemnify and hold harmless the Investor, the officers and directors of the Investor and any Person, if any, who controls the Investor within the meaning of the Securities Act (collectively, the “Investor Indemnitees”), against any losses, claims, damages, liabilities or expenses to which the Investor Indemnitees may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon:

(i)                                     any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, including the Prospectus, financial statements and schedules, and all other documents filed as a part thereof, as amended at the time of effectiveness of the Registration Statement, including any information deemed to be a part thereof as of the time of effectiveness pursuant to paragraph (b) of Rule 430A, or pursuant to Rule 434 of the Rules and Regulations, or the Prospectus, in the form first filed with the SEC pursuant to Rule 424(b) of the Rules and Regulations, or filed as part of the Registration Statement at the time of effectiveness if no Rule 424(b) filing is required (the “Prospectus”), or any amendment or supplement thereto;

(ii)                                  the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in any of them, in light of the circumstances under which they were made, not misleading; or

(iii)                               any failure of the Company to perform its obligations under this Agreement, and shall reimburse the Investor Indemnitees for any legal and other expenses as such expenses are reasonably incurred by the Investor Indemnitees in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action;

provided, however, that the Company shall not be liable in any such case (a) to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Prospectus or any amendment or supplement of the Registration Statement or Prospectus in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor expressly for use in the Registration Statement or the Prospectus, (ii) the failure of the Investor to comply with the covenants and agreements contained in Section 7.3 hereof respecting resale of the Shares or (iii) any untrue statement or omission of a material fact in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Investor before the pertinent sale or sales by the Investor or (b) for any amount paid in settlement of any such loss, claim, damage, liability, expense or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld.

(b)                                 Indemnification by the Investor. The Investor agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who sign the Registration Statement and each Person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities or expenses to which the Company, each of its directors, each of its officers who sign the Registration Statement or controlling Person may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon:

(i)                                     any failure on the part of the Investor to comply with the covenants and agreements contained in Section 7.3 hereof respecting the sale of the Shares; or

(ii)                                  any untrue or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement to the Registration Statement or Prospectus, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor expressly for use therein;

provided, however, that the Investor shall not be liable for (a) any such untrue or alleged untrue statement or omission or alleged omission of which the Investor has delivered to the Company in writing a correction at least five (5) business days before the occurrence of the transaction from which such loss was incurred, and the Investor shall reimburse the Company, each of its directors, each of its officers who signed the Registration Statement or controlling Person for any legal and other expense reasonably incurred by the Company, each of its directors, each of its officers who signed the Registration Statement or controlling Person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action for which such Person is entitled to be indemnified in accordance with this Section 7.4(b) or (b) any amount paid in settlement of any such loss, claim, damage, liability, expense or action if such settlement is effected without the consent of the Investor, which consent shall not be unreasonably withheld.

(c)                                  Indemnification Procedure.

(i)                                     Promptly after receipt by an indemnified party under this Section 7.4 of notice of the threat or commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 7.4, promptly notify the indemnifying party in writing of the claim; but the omission so to notify the indemnifying party shall not relieve it from any liability that it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 7.4 except to the extent it is materially prejudiced as a result of such failure.

(ii)                                  In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party shall be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be a conflict between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action, the indemnifying party shall not be liable to such indemnified party under this Section 7.4 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

(1)                                  the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the first sentence of clause (ii) above (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one (1) separate counsel, approved by such indemnifying party representing all of the indemnified parties who are parties to such action); or

(2)                                  the indemnifying party shall not have counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the indemnifying party. Notwithstanding the provisions of this Section 7.4, (A) with respect to claims made pursuant to clause (i) of Section 7.4(b) hereof, the Investor shall not be liable for any indemnification obligation under this Agreement in excess of the amount of net proceeds received by the Investor from the sale of the Shares and (B) with respect to claims made pursuant to clause (ii) of Section 7.4(b) hereof, the Investor shall not be liable for any indemnification obligation under this Agreement in excess of the amount of net proceeds received by the Investor from the sale of the Shares giving rise to such liability.

(d)                                 Contribution.

(i)                                     If a claim for indemnification under this Section 7.4 is unavailable to an indemnified party (by reason of public policy or otherwise), then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to in this Agreement, in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the actions, statements or omissions that resulted in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any losses, claims, damages, liabilities or expenses shall be deemed to include, subject to the limitations set forth in this Section 7.4, any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 7.4 was available to such party in accordance with its terms.

(ii)                                  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 7.4, (A) with respect to claims made pursuant to clause (i) of Section 7.4(b) hereof, the Investor shall not be liable to contribute any amount in excess of the amount of net proceeds received by the Investor from the sale of the Shares and (B) with respect to claims made pursuant to clause (ii) of Section 7.4(b) hereof, the Investor shall not be liable to contribute any amount in excess of (x) the amount by which the net proceeds received by the Investor from the sale of the Shares giving rise to such liability exceeds (y) the amount of any damages that the Investor has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No party to this Agreement guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any other party to this Agreement who was not guilty of such fraudulent misrepresentation.

7.5                                 Termination of Conditions and Obligations. The restrictions imposed by Section 7.3 hereof upon the transferability of the Shares shall cease and terminate as to any particular number of Shares upon the Registration Termination Date or at such time as an opinion of counsel satisfactory in form and substance to Parent shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act. Notwithstanding the foregoing, it is expressly understood that no such opinion of counsel shall be required if the Company shall be furnished with written documentation reasonably satisfactory to it that such Shares are being transferred in a customary transaction exempt from registration under Rule 144 under the Securities Act.

Section 8.                                            Company Covenants.

8.1                                 Rule 144. For a period commencing on the date hereof and ending on the date on which the Investor may sell all of the Shares pursuant to Rule 144(k) under the Securities Act, the Company agrees with the Investor to:

(a)                                  comply with the requirements of Rule 144(c) under the Securities Act with respect to current public information about the Company; and

(b)                                 file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time it is subject to such reporting requirements).

8.2                                 Observation of Meetings of the Board of Directors. The Company shall notify the Investor by telephone, electronic mail, facsimile or other electronic or non-electronic means of communication prior to each meeting of the Board of Directors of the Company (the “Board”) at substantially the same time as notice is provided to members of the Board and shall permit the Investor to designate one (1) individual, which individual shall be reasonably acceptable to the Company, to be an observer (the “Observer”) at each meeting of the Board and to attend all such meetings in a non-voting capacity; provided, however, that the Board shall have the right to exclude the Observer from any portion of any such meeting if such exclusion is necessary in order for the Board to preserve the attorney-client privilege, fulfill the Company’s obligations with respect to confidential or proprietary information of third parties or comply with applicable law.

Section 9.                                            Investor Covenants.

9.1                                 Transfer Restrictions. The Investor shall not make any sale of the Shares without complying with the provisions of this Agreement, including Section 7.3 hereof, provided that the Company complies with its obligations under Section 7.1 hereof, without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied, if applicable, and the Investor acknowledges that the certificates evidencing the Shares will be imprinted with a legend that prohibits their transfer except in accordance therewith. The Investor acknowledges that there may occasionally be times when the Company, based on the advice of its counsel, determines that, subject to the limitations of Section 7.3 hereof, it must suspend the use of the Prospectus forming a part of the Registration Statement until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the SEC or until the Company has amended or supplemented such Prospectus.

9.2                                 Standstill Provision. Except for the Investor’s purchase of the Shares pursuant to this Agreement and Investor’s participation as an observer at meetings of the Board pursuant to Section 8.2 hereof, from the date of this Agreement until the two- (2)-year anniversary of the date of this Agreement, unless the Investor shall have been specifically invited in writing by the Board (or an independent committee thereof), neither the Investor nor any of its affiliates (as such term is defined under the Exchange Act) or representatives on behalf of the Investor will in any manner, directly or indirectly:

(a)                                  effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other Person to effect, offer or propose (whether publicly or otherwise) to effect or participate in:

(i)                                     any acquisition of any securities (or beneficial ownership thereof) or assets (other than non-material assets) of the Company that would cause the Investor’s percentage ownership of the Company’s capital stock on a fully diluted basis as of the date of such acquisition immediately after giving effect to such acquisition to exceed the Investor’s percentage ownership of the Company’s capital stock on a fully diluted basis as of the Closing after giving effect to the sale and issuance of the Shares and the shares of Common Stock issued upon conversion of the Series B Preferred Stock and Series B-1 Preferred Stock of Aviza, Inc.;

(ii)                                  any tender or exchange offer, merger, consolidation or other business combination involving the Company;

(iii)                               any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any material portion of the Company’s business; or

(iv)                              any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Company;

(b)                                 form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the securities of the Company if such group’s percentage ownership of the Company’s capital stock on a fully diluted basis would exceed the Investor’s percentage ownership of the Company’s capital stock on a fully diluted basis as of the Closing after giving effect to the sale and issuance of the Shares and the shares of Common Stock issued upon conversion of the Series B Preferred Stock and Series B-1 Preferred Stock of Aviza, Inc.;

(c)                                  take any action which to the knowledge of the Investor requires the Company to make a public announcement regarding any of the types of matters set forth in clause (a) above other than with respect to acquisitions of the Company’s capital stock by the Investor that are permitted by sub-clause (i) of clause (a) above and clause (b) above; or

(d)                                 enter into any discussions or arrangements with any third party with respect to any of the foregoing or advise, assist, encourage, finance or seek to persuade others to take any action with respect to the foregoing, in each case other than with respect to acquisitions of the Company’s capital stock by the Investor that are permitted by sub-clause (i) of clause (a) above and clause (b) above. The provisions of this Section 9.2 shall not prohibit the Investor’s Equity Markets Group from engaging in any of the activities set forth in sub-clause (i) of clause (a) above and clause (b) above or from entering into any discussions or arrangements with any third party with respect to any of the activities set forth in sub-clause (i) of clause (a) above and clause (b) above.

9.3                                 Right of First Refusal.

(a)                                  Should the Investor propose to accept one or more bona fide offers from any Persons identified on Exhibit F attached hereto as a Restricted Party for purposes of this Section 9.3 and such Persons’ affiliates (each, a “Restricted Party”) to purchase from the Investor a number of shares of Common Stock that exceeds five percent (5%) of the Common Stock outstanding as shown by the then-most-recent report or statement by the Company in any single transaction or series of related transactions occurring within a 180-day period (collectively, a “Purchase Offer”), the Investor, prior to accepting any such Purchase Offer, shall promptly deliver a written notice (the “Notice of Sale”) to the Company stating the terms and conditions of such Purchase Offer on which the Investor in good faith believes a binding agreement is obtainable, including, without limitation, the number of shares of Common Stock proposed to be sold or transferred (the “Offered Shares”), the nature of such sale or transfer, the consideration to be paid and the name and address of each prospective purchaser or transferee. The Notice of Sale shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the Purchase Offer.

(b)                                 The Company shall have an option for thirty (30) business days after receiving the Notice of Sale to deliver written notice (the “Reply Notice”) to the Investor of its election to purchase all, or any portion of, the Offered Shares at the price and upon the terms specified in the Notice of Sale.

(c)                                  In the event that the Company through delivery of its Reply Notice elects not to purchase all, or any portion of, the Offered Shares, then and only then shall the

Investor be free to consummate the transactions contemplated by the Purchase Offer with respect to that portion of the Offered Shares not purchased by the Company; provided, however, that if such transactions are not consummated within ninety (90) days of the date of the Reply Notice, the Investor shall again comply with all of the provisions of this Section 9.3.

(d)                                 The rights of the Company set forth in this Section 9.3 shall be assignable by the Company to any Person in the complete and exclusive discretion of the Company.

(e)                                  Additional Restricted Parties may be identified by the Company after the date of this Agreement only upon the written consent of the Investor, which consent shall not be unreasonably withheld.

(f)                                    For purposes of clarity, the parties hereto acknowledge that the provisions of this Section 9.3 are not intended to apply to any sale of Shares by the Investor in any open market transaction conducted through a broker/dealer.

(g)                                 The restriction set forth in this Section 9.3 shall terminate on the two- (2)-year anniversary of the Closing Date.

Section 10.                                      Miscellaneous.

10.1                           Legends.

(a)                                  In addition to any legends required by law, until the earlier to occur of (i) the termination of this Agreement and (ii) such time as all Shares have been sold pursuant to (A) an effective registration or (B) pursuant to Rule 144 promulgated under the Securities Act, the certificates representing the Shares shall bear the following legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN A STOCK PURCHASE AGREEMENT. A COPY OF SUCH STOCK PURCHASE AGREEMENT MAY BE OBTAINED FROM THE COMPANY UPON REQUEST.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT EXCEPT IN COMPLIANCE WITH RULE 144 PROMULGATED UNDER THE SECURITIES ACT OR IN THE EVENT THAT AVIZA TECHNOLOGY,

INC. (THE “COMPANY”) SHALL HAVE RECEIVED AN OPINION FROM COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS IS NOT REQUIRED.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE HELD BY A PERSON WHO MAY BE DEEMED TO BE AN AFFILIATE OF THE ISSUER FOR PURPOSES OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY BE SOLD ONLY IN COMPLIANCE WITH RULE 144, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A VALID EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.”

10.2                           Notices. Except as specifically permitted by Section 7.1(g) all notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (A) if within domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (B) if delivered from outside the United States, by International Federal Express or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed and (iv) if delivered by facsimile, upon electric confirmation of receipt and shall be delivered as addressed as follows:

(a)                                  if to the Company, to:

Aviza Technology, Inc.
440 Kings Village Road
Scotts Valley, CA  95066
Attn:  President and Chief Executive Officer
Phone:  (831) 438-2100
Facsimile:  (831) 439-6349

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA  94025
Attn:  Christopher L. Kaufman, Esq.
Phone:  (650) 328-4600
Facsimile:  (650) 463-2600

(b)                                 if to the Investor, to:

Caisse de dépôt et placement du Québec
Édifice Price
65, rue Sainte-Anne
14e étage
Quebec City, Quebec
Canada
G1R 3X5
Attn: Bruno Duguay
Phone: (418) 684-2334
Facsimile: (418) 684-2335

with a copy (which shall not constitute notice) to:

Cooley Godward LLP
3175 Hanover Street
Palo Alto, CA  94304-1130
Attn: John Geschke
Phone: (650) 843-5757
Facsimile: (650) 849-7400

10.3                           Amendments and Waivers. No provision of this Agreement may be amended or waived except in a written instrument signed, in the case of an amendment, by the Company and the Investor or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

10.4                           Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

10.5                           Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

10.6                           Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal law of the State of California without regard to conflict of law principles that would result in the application of any law other than the law of the State of California.

10.7                           Entire Agreement. This Agreement and that certain Confidentiality Agreement, dated February 22, 2006, by and between the Company and the Investor (the “Confidentiality Agreement”) constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to such subject matter are expressly cancelled. Notwithstanding the foregoing, the entire paragraph beginning at the bottom of page three (3) of the Confidentiality Agreement and continuing through the middle of page four (4) of the Confidentiality Agreement, beginning with the clause “In consideration of the Evaluation Material being furnished hereunder” is hereby superseded by this Agreement and is of no further force or effect.

10.8                           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

10.9                           Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the Investor, including without limitation and without the need for an express assignment, affiliates of the Investor. With respect to transfers that are not made pursuant to the Registration Statement, the rights and obligations of the Investor under this Agreement shall be automatically assigned by such Investor to any transferee of all or any portion of such Investor’s Shares who is a Permitted Transferee (as defined below); provided, however, that within two business days prior to the transfer, (i) the Company is provided notice of the transfer including the name and address of the transferee and the number of Shares transferred and (ii) that such transferee agrees in writing to be bound by the terms of this Agreement. (For purposes of this Agreement, a “Permitted Transferee” shall mean any Person who (a) is an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D under the Securities Act and (b) is a transferee of at least 250,000 Shares as permitted under the securities laws of the United States). Upon any transfer permitted by this Section 10.9, the Company shall be obligated to such transferee to perform all of its covenants under this Agreement as if such transferee were an Investor.

10.10                     Expenses. Each of the Company and the Investor shall bear its respective legal, accounting, advisory and other fees, and all other out-of-pocket expenses in connection with the preparation and negotiation of this Agreement; provided, however, that if the Closing occurs, the Company shall reimburse the Investor for its legal and advisory fees actually incurred up to a maximum aggregate amount of fifty thousand dollars ($50,000).

10.11                     Arbitration.

(a)                                  The parties hereto agree that any dispute, controversy or claim arising out of or relating to this Agreement, or breach thereof (“Dispute”), shall be subject to a mandatory period of thirty (30) days during which the parties shall (i) each appoint a representative (each a “Representative” and collectively, the “Representatives”) and (ii) the Representatives shall meet in a timely manner for the purpose of attempting to resolve the Dispute. The Representatives shall negotiate in good faith to resolve the Dispute without resort to formal proceedings. During the course of such negotiations, the parties shall comply with all reasonable requests for access to relevant information. Formal proceedings for the arbitration of such Dispute may not be commenced until the expiration of the foregoing mandatory thirty- (30)-day period. Both parties shall continue to perform their respective obligations hereunder during the negotiations by Representatives attempting to resolve the Dispute.

(b)                                 Following the expiration of the mandatory thirty- (30)-day period provided in Section 10.11(a) hereof, any unresolved Dispute shall be settled by arbitration administered by the American Arbitration Association (“AAA”) under its Commercial Dispute Resolution Procedures, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

(c)                                  The parties agree to the arbitration of the Dispute by a single arbitrator appointed in accordance with the rules and procedures of the American Arbitration Association.

(d)                                 The parties agree to appropriate discovery, including depositions, under the jurisdiction of the arbitrator. The arbitrator’s decision in such matters shall be final and binding on the parties.

(e)                                  The parties agree that the arbitrator may grant any remedy or relief that the arbitrator deems just and equitable within the scope of the agreement between the parties, including but not limited to the award of compensatory damages and ordering the specific performance of the contract, but not including the award of exemplary or punitive damages.

(f)                                    The parties hereby agree that, notwithstanding the fact that applicable law may not provide for the award of attorneys’ fees and costs and/or otherwise grant the arbitrator the discretion to award such fees and costs, pursuant to this Agreement, the arbitrator may, in his or her reasonable discretion, award payment of attorneys’ fees and costs by a party as a part of the arbitration award rendered by the arbitrator.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first written above.

AVIZA TECHNOLOGY, INC.

/s/ Jerauld J. Cutini
By: Jerauld J. Cutini
Its: President and Chief Executive Officer

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Sylvain Gareau	By:	/s/ Frédéric Godbout
Name:	Sylvain Gareau	Name:	Frédéric Godbout
Title:	Vice President Venture Capital	Title:	Investment Manager

Exhibit B

AMENDMENT TO

SECOND AMENDED AND RESTATED STOCKHOLDER AGREEMENT

This Amendment, dated as of April 24, 2006 (this “Amendment”), to the Second Amended and Restated Stockholder Agreement, dated as of October 18, 2005 (the “Agreement”), is entered into by and among Aviza Technology, Inc. (formerly, New Athletics, Inc.), a Delaware corporation (“Parent”), Trikon Technologies, Inc., a Delaware corporation (“Trikon”), and VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (collectively, “VPVP”).

RECITALS

WHEREAS, Parent, Trikon and VPVP are parties to the Agreement and wish to amend the Agreement in accordance with the terms of this Amendment.

WHEREAS, pursuant to Section 7.2 of the Agreement, the Agreement may be amended by a written instrument signed by the parties hereto and approval by a majority of the Trikon Designees (as such term is defined in the Agreement), which approval has been granted by a majority of the Trikon Designees at a meeting of the board of directors of Parent duly held on April 20, 2006.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.                                       Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

2.                                       Amendment to Section 1 of the Agreement.

(a)                                  The following defined term is hereby added:

“Conversion Shares” shall mean that aggregate number of shares of Common Stock issuable upon conversion of Series B Preferred Stock and Series B-1 Preferred Stock of Aviza, Inc. (formerly, Aviza Technology, Inc.) held by VPVP.

(b)                                 The defined term “Merger Share Amount” is hereby deleted in its entirety.

(c)                                  The defined term “Securities” is hereby deleted in its entirety and replaced with the following:

“Securities” shall mean (i) the Warrant Shares and (ii) except with respect to Section 6.2, the Merger Shares and Conversion Shares registrable pursuant to Section 6.1 of this Agreement.

2.                                       Amendment to Section 6 of the Agreement. Section 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

Section 6.                                            Registration Procedures and Expenses.

6.1                                 Within (i) thirty (30) days after any issuance of Warrant Shares (or any series of Warrant Share issuances that take place within the thirty- (30)-day period prior to the filing of a Registration Statement (as such term is defined below)), with an aggregate value of at least Five Hundred Thousand Dollars ($500,000) (in each case, a “Measure Date”) or (ii) as soon as practicable, but in any event within thirty (30) days after Parent shall have received a written request from VPVP (any such request, a “Share Demand”), which may be given at any time after the effective time of the Merger and before the Registration Termination Date (as such term is defined in clause (c) below of this Section 6.1) (any such date, a “Share Demand Date”), to effect any registration with respect to Merger Shares or Conversion Shares up to that number of Merger Shares or Conversion Shares set forth in a Share Demand; provided, however, that (a) if such Share Demand Date is prior to the earliest to occur of (i) January 1, 2007 and (ii) the date on which affiliates of VPVP have distributed an aggregate number of shares of Common Stock to the limited partners of such affiliates of VPVP equal to or greater than ten percent (10%) of the number of shares of Common Stock issued and outstanding as of April 24, 2006 after giving effect to the issuance of the Conversion Shares (as adjusted for stock splits, combinations, recapitalizations and the like), the number of Merger Shares or Conversion Shares subject to such Share Demand shall not exceed the greater of (x) one percent (1%) of Parent’s Common Stock outstanding as shown by the then-most-recent report or statement by Parent or (y) the average weekly trading volume for the four (4) weeks immediately preceding such Share Demand Date; and (b) Parent shall not be obligated to effect more than one (1) such registration in any three- (3)-month period nor more than a total of four (4) such registrations, Parent shall:

(a)                                  subject to receipt of necessary information from VPVP, use its reasonable best efforts to prepare and file with the SEC a registration statement (the “Registration Statement”) on Form S-3 (or Form S-1 if Form S-3 is not then available for use by Parent) to enable the resale of the Registrable Shares by VPVP on a delayed or continuous basis under Rule 415 of the Act;

(b)                                 use its reasonable best efforts, subject to receipt of necessary information from VPVP, to cause the Registration Statement to become effective, as applicable, within ninety (90) days of the Measure Date or (ii) as soon as practicable after the Share Demand Date; provided, however, that the Registration Statement shall not be declared effective until at least the ninetieth (90th) day after the Closing Date;

(c)                                  use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus (as such term is defined in Section 6.4(a) below) used in connection therewith and take all such other actions as may be necessary to keep the Registration Statement current and effective, (i) in the case of Warrant Shares for a period (the “Registration Period”) ending not later than the earlier of (A) the second (2nd) anniversary of the applicable Measure Date); (B) the date on which all Warrant Shares then held by VPVP may be sold or transferred in compliance with Rule 144 under the Act

(or any other similar provisions then in force) without any volume or manner of sale restrictions thereunder and (C) such time as all Warrant Shares held by VPVP have been sold (1) pursuant to a registration statement; (2) to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or (3) in a transaction exempt from the registration and prospectus delivery requirements of Section 4(1) of the Act so that all transfer restrictions and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale or (ii) in the case of Merger Shares or Conversion Shares for a period (the “Share Registration Period”) ending on the earlier of (i) the Registration Termination Date and (ii) the date on which VPVP has completed the distribution related thereto. For purposes of this Agreement, the “Registration Termination Date” shall be the later of (x) the two- (2)-year anniversary of, with respect to the Merger Shares, the Closing Date, and with respect to the Conversion Shares, April 24, 2006, and (y) the date that all of the Merger Shares or Conversion Shares, as applicable, become eligible for sale pursuant to Rule 144 during any one (1) ninety- (90)-day period;

(d)                                 promptly furnish to VPVP with respect to the Registrable Shares registered under the Registration Statement such reasonable number of copies of the Registration Statement and Prospectus, including any preliminary Prospectus and any supplements to or amendments of the Prospectus or Registration Statement, in order to facilitate the public sale or other disposition of all or any of such Registrable Shares by VPVP;

(e)                                  promptly take such action as may be necessary to qualify, or obtain, an exemption for the Registrable Shares under such of the state securities laws of United States jurisdictions as shall be necessary to qualify, or obtain an exemption for, the sale of the Registrable Shares in states specified in writing by VPVP; provided, however, that Parent shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

(f)                                    bear all expenses in connection with the procedures in paragraphs (a) through (e) of this Section 6.1 and the registration of the Registrable Shares pursuant to the Registration Statement, regardless of whether a Registration Statement becomes effective, including, without limitation:  (i) all registration and filing fees and expenses (including filings made with the NASD); (ii) fees and expenses of compliance with federal securities and state securities or “blue sky” laws; (iii) expenses of printing (including printing certificates for the Registrable Shares and Prospectuses); (iv) all application and filing fees in connection with listing the Registrable Shares on NASDAQ and (v) all fees and disbursements of counsel of Parent and the independent certified public accountants of Parent; provided, however, that VPVP shall be responsible for paying the underwriting commissions or brokerage fees, and taxes of any kind (including, without limitation, transfer taxes) applicable to any disposition, sale or transfer of VPVP’s Registrable Shares. Parent shall, in any event, bear its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties);

(g)                                 advise VPVP, within two (2) Business Days by e-mail, fax or other type of communication, and, if requested by VPVP, confirm such advice in writing:  (i) after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose, or any other order issued by any state securities commission or other regulatory authority suspending the qualification or exemption from qualification of such Registrable Shares under state securities or “blue sky” laws; and it shall promptly use its reasonable best efforts to prevent the issuance of any stop order or other order or to obtain its withdrawal at the earliest possible moment if such stop order or other order should be issued and (ii) when the Prospectus or any supplements to or amendments of the Prospectus have been filed, and, with respect to the Registration Statement or any post-effective amendment thereto, when the same has become effective; and

(h)                                 in the event that the Registrable Shares are to be sold through underwriters, enter into and perform its obligations under an underwriting agreement, in usual and customary form (including customary indemnification of such underwriters by Parent), with the managing underwriters of such offering, provided that VPVP enters into and performs its obligations under such underwriting agreement (including customary indemnification of such underwriters by VPVP).

Notwithstanding the foregoing, Parent shall file a post-effective amendment to de-register any unsold Merger Shares or Conversion Shares registered on an effective Registration Statement as of the expiration of the Share Registration Period no later than the one (1) year anniversary of, with respect to the Merger Shares, the Closing Date, and with respect to the Conversion Shares, April 24, 2006, and shall cease all efforts, and shall no longer be obligated, to cause any Registration Statement covering Merger Shares or Conversion Shares to become effective or take any other measures set forth in this Section 6.1 with respect to the Merger Shares or Conversion Shares upon the one (1) year anniversary of, with respect to the Merger Shares, the Closing Date, and with respect to the Conversion Shares, April 24, 2006.

6.2                                 Delay in Effectiveness of Registration Statement.

(a)                                  Parent further agrees that (i) in the event the Registration Statement has not been filed with the SEC within thirty (30) days after the Measure Date, VPVP shall be entitled to receive from Parent liquidated damages in an amount equal to 1.0% of the total aggregate purchase price of the Registrable Shares purchased by VPVP that are to be registered on such Registration Statement (a “Liquidated Damages Payment”); (ii) in the event the Registration Statement has not been filed with the SEC within sixty (60) days after the Measure Date, VPVP shall be entitled to receive from Parent an additional Liquidated Damages Payment; (iii) in the event the Registration Statement has not been declared effective by the SEC within ninety (90) days after the Measure Date, VPVP shall be entitled to receive an additional Liquidated Damages Payment and (iv) Parent shall make an additional Liquidated Damages Payment for each thirty- (30)-day period thereafter (pro rated for any period of less than thirty (30) days) until the Registration Statement has been declared effective; although in no event shall the aggregate Liquidated Damages Payments in any thirty- (30)-day period exceed 1.0% of the total aggregate purchase price of the Registrable Shares purchased by VPVP that are to be registered on such Registration Statement.

(b)                                 Liquidated Damages Payments may, at VPVP’s option, be delivered to VPVP in the form of cash or New Athletics Common Stock. Except as provided in Section 6.2(c)(ii) hereof, Parent shall deliver all Liquidated Damages Payments to VPVP by the fifth (5th) Business Day after the occurrence of the events described in clauses (i), (ii), (iii) or (iv) of Section 6.2(a) hereof, as applicable (the “Payment Period”).

(c)                                  In the event that VPVP elects to receive Liquidated Damages Payments in the form of Parent Common Stock, and such payments would result in the issuance of shares in excess of the Share Cap, Parent shall, at VPVP’s election, either:

(i)                                     issue VPVP shares of Parent Common Stock up to the Share Cap and deliver the remainder of the Liquidated Damages Payments in cash, such payments to be made within the Payment Period; or

(ii)                                  issue VPVP shares of Parent Common Stock up to the Share Cap within the Payment Period, and then use its commercially reasonable efforts to obtain stockholder approval for the issuance to VPVP of shares of Parent Common Stock in excess of the Share Cap.

(d)                                 Notwithstanding anything to the contrary contained in this Section 6.2 or in any other provision of this Agreement, the Liquidated Damages Payments provided in this Section 6.2 shall be VPVP’s sole and exclusive monetary remedy in the event of the occurrence of any of the events described in clauses (i), (ii), (iii) or (iv) of Section 6.2(a) hereof; provided, however, that VPVP shall retain all equitable remedies then available to it.

6.3                                 Transfer of Securities; Suspension.

(a)                                  VPVP agrees that it shall not effect any sale, offer to sell, solicitation of offers to buy, disposition of, loan, pledge or grant of any right with respect to any securities of Parent or any derivative instruments, arrangement or securities the value of which is derived from Parent securities (a “Disposition”) or its right to purchase any securities of Parent or any derivative instruments, arrangement or securities the value of which is derived from Parent securities that would constitute a sale within the meaning of the Act, except as contemplated in the Registration Statement referred to in Section 6.1 hereof or in accordance with the Act (including any exemption from the registration requirements set forth therein), and that it shall promptly notify Parent of any changes in the information set forth in the Registration Statement regarding VPVP or its plan of distribution. VPVP further agrees that it shall not effect a Disposition of any Securities during the fifteen- (15)-trading-day period prior to and ending on the date of the execution of the definitive agreements executed in connection with the Equity Investment.

(b)                                 Except in the event that Section 6.3(c) hereof applies, Parent shall, at all times during the Registration Period or the Share Registration Period, as applicable, promptly (i) prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) provide VPVP copies of any documents filed pursuant to Section 6.3(b)(i) hereof and (iii) inform VPVP that Parent has complied with its obligations in Section 6.3(b)(i) hereof (or that, if Parent has filed a post-effective amendment to the Registration Statement that has not yet been declared effective, Parent shall notify VPVP to that effect, shall use its commercially reasonable efforts to secure the effectiveness of such post-effective amendment as promptly as possible and shall promptly notify VPVP pursuant to Section 6.3(b)(iii) hereof when the amendment has become effective).

(c)                                  Subject to Section 6.3(d) hereof, in the event of (i) any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iii) the receipt by Parent of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose or (iv) any event or circumstance that  necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, then Parent shall deliver a notice in writing to VPVP (the “Suspension Notice”) to the effect of the foregoing and, upon receipt of such Suspension Notice, VPVP shall refrain from selling any Registrable Shares pursuant to the Registration Statement (a “Suspension”) until VPVP’s receipt of copies of a supplemented or amended Prospectus prepared and filed by Parent, or until it is advised in writing by Parent that the current Prospectus may be used. In the event of any Suspension, Parent shall use its commercially reasonable efforts, consistent with the best interests of Parent and its stockholders, to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable after the delivery of a Suspension Notice to VPVP.

(d)                                 In the event VPVP is prohibited from selling Warrant Shares under the Registration Statement as a result of Suspensions on more than two (2) occasions of more than forty-five (45) days each in any twelve- (12)-month period, Parent shall pay to VPVP liquidated damages in an amount equal to 1.0% of the total aggregate purchase price of the Registrable Shares registered on such Registration Statement then held by VPVP if, as a result of such Suspensions, VPVP is prohibited from selling Warrant Shares under such Registration Statement for a period that exceeds sixty (60) consecutive days or one hundred twenty (120) days in the aggregate in any twelve- (12)-month period and for each thirty- (30)-day period thereafter during which such prohibition continues; provided, however, that in no event shall Parent be obligated to pay more than 1.0% of the total aggregate purchase price of the Warrant Shares registered on such Registration Statement then held by VPVP in any thirty- (30)-day period.

(e)                                  In the event VPVP is prohibited from selling Merger Shares or Conversion Shares under the Registration Statement as a result of Suspensions for more than sixty (60) days in any twelve- (12)-month period, then (i) Parent shall pay to VPVP liquidated damages in an amount equal to one percent (1.0%) of the total aggregate purchase price of the Merger Shares or Conversion Shares registered on such Registration Statement then held by VPVP if, as a result of such Suspensions, VPVP is prohibited from selling Merger Shares or Conversion Shares under such Registration Statement for a period that exceeds sixty (60) days in the aggregate in any twelve- (12)-month period and (ii) after the date, if any, on which Parent becomes obligated to pay VPVP liquidated damages pursuant to the preceding clause (i), Parent shall pay to VPVP additional liquidated damages in an amount equal to one percent (1.0%) of the total aggregate purchase price of the Merger Shares or Conversion Shares registered on such Registration Statement then held by VPVP for each additional thirty (30) days thereafter during which as a result of a suspension VPVP is prohibited from selling shares under such Registration Statement; provided, however, that in no event shall Parent be obligated to pay more than one percent (1.0%) of the total aggregate purchase price of the Merger Shares or Conversion Shares registered on such Registration Statement then held by VPVP in any thirty- (30)-day period.

(f)                                    In the event of a sale of Registrable Shares by VPVP under the Registration Statement, VPVP must also deliver to Parent’s transfer agent, with a copy to Parent, a Certificate of Subsequent Sale substantially in the form attached hereto as Exhibit C, so that the Registrable Shares may be properly transferred.

6.4                                 Indemnification. For the purpose of this Section 6.4, the term “Registration Statement” shall include the Prospectus, any preliminary or final prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 6.1 hereof, and the term “Rules and Regulations” shall mean the rules and regulations promulgated under the Act.

(a)                                  Indemnification by Parent. Parent agrees to indemnify and hold harmless VPVP and each Person, if any, who controls VPVP within the meaning of the Act (collectively, the “VPVP Indemnitees”), against any losses, claims, damages, liabilities or expenses to which the VPVP Indemnitees may become subject, under the Act, the Exchange Act, or any other federal or state statutory law or regulation insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, including the Prospectus, financial statements and schedules, and all other documents filed as a part thereof, as amended at the time of effectiveness of the Registration Statement, including any information deemed to be a part thereof as of the time of effectiveness pursuant to paragraph (b) of Rule 430A, or pursuant to Rule 434 of the Rules and Regulations, or the Prospectus, in the form first filed with the SEC pursuant to Rule 424(b) of the Rules and Regulations, or filed as part of the Registration Statement at the time of effectiveness if no Rule 424(b) filing is required (the “Prospectus”), or any amendment or supplement thereto; (ii) the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in any of them, in light of the circumstances under which they were made, not misleading or (iii) any failure of Parent to perform its obligations under this Agreement, and shall reimburse the VPVP Indemnitees for any legal and other expenses as such expenses are reasonably incurred by the VPVP Indemnitees in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that Parent shall not be liable in any such case (a) to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Prospectus or any amendment or supplement of the Registration Statement or Prospectus in reliance upon and in conformity with written information furnished to Parent by or on behalf of VPVP expressly for use in the Registration Statement or the Prospectus or (ii) the failure of VPVP to comply with the covenants and agreements contained in Section 6.3 hereof respecting resale of Registrable Shares or (iii) any untrue statement or omission of a material fact in any Prospectus that is corrected in any subsequent Prospectus that was delivered to VPVP before the pertinent sale or sales by VPVP or (b) for any amount paid in settlement of any such loss, claim, damage, liability, expense or action if such settlement is effected without the consent of Parent, which consent shall not be unreasonably withheld.

(b)                                 Indemnification by VPVP. VPVP agrees to indemnify and hold harmless Parent, each of its directors, each of its officers who sign the Registration Statement and each Person, if any, who controls Parent within the meaning of the Act, against any losses, claims, damages, liabilities or expenses to which Parent, each of its directors, each of its officers who sign the Registration Statement or controlling Person may become subject, under the Act, the Exchange Act, or any other federal or state statutory law or regulation insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any failure on the part of VPVP to comply with the covenants and agreements contained in Section 6.3 hereof respecting the sale of the Registrable Shares or (ii) any untrue or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement to the Registration Statement or Prospectus, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to Parent by or on behalf of VPVP expressly for use therein; provided, however, that VPVP shall not be liable for (a) any such untrue or alleged untrue statement or omission or alleged omission of which VPVP has delivered to Parent in writing a correction at least five (5) Business Days before the occurrence of the transaction from which such loss was incurred, and VPVP shall reimburse Parent, each of its directors, each of its officers who signed the Registration Statement or controlling person for any legal and other expense reasonably incurred by Parent, each of its directors, each of its officers who signed the Registration Statement or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action for which such person is entitled to be indemnified in accordance with this Section 6.4(b) or (b) any amount paid in settlement of any such loss, claim, damage, liability, expense or action if such settlement is effected without the consent of VPVP, which consent shall not be unreasonably withheld.

(c)                                  Indemnification Procedure.

(i)                                     Promptly after receipt by an indemnified party under this Section 6.4 of notice of the threat or commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 6.4, promptly notify the indemnifying party in writing of the claim; but the omission so to notify the indemnifying party shall not relieve it from any liability that it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 6.4 except to the extent it is materially prejudiced as a result of such failure.

(ii)                                  In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party shall be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be a conflict between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action, the indemnifying party shall not be liable to such indemnified party under this Section 6.4 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

(1)                                  the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the first sentence of clause (ii) above (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one (1) separate counsel, approved by such indemnifying party representing all of the indemnified parties who are parties to such action); or

(2)                                  the indemnifying party shall not have counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the indemnifying party. Notwithstanding the provisions of this Section 6.4, (A) with respect to claims made pursuant to clause (i) of Section 6.4(b) hereof, VPVP shall not be liable for any indemnification obligation under this Agreement in excess of the amount of net proceeds received by VPVP from the sale of the Registrable Shares and (B) with respect to claims made pursuant to clause (ii) of Section 6.4(b) hereof, VPVP shall not be liable for any indemnification obligation under this Agreement in excess of the amount of net proceeds received by VPVP from the sale of the Registrable Shares giving rise to such liability.

(d)                                 Contribution.

(i)                                     If a claim for indemnification under this Section 6.4 is unavailable to an indemnified party (by reason of public policy or otherwise), then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to in this Agreement, in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the actions, statements or omissions that resulted in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any losses, claims, damages, liabilities or expenses shall be deemed to include, subject to the limitations set forth in this Section 6.4, any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 6.4 was available to such party in accordance with its terms.

(ii)                                  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.4 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6.4, (A) with respect to claims made pursuant to clause (i) of Section 6.4(b) hereof, VPVP shall not be liable to contribute any amount in excess of the amount of net proceeds received by VPVP from the sale of the Registrable Shares and (B) with respect to claims made pursuant to clause (ii) of Section 6.4(b) hereof, VPVP shall not be liable to contribute any amount in excess of (x) the amount by which the net proceeds received by VPVP from the sale of the Registrable Shares giving rise to such liability exceeds (y) the amount of any damages that VPVP has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No party to this Agreement guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any other party to this Agreement who was not guilty of such fraudulent misrepresentation.

6.5                                 Termination of Conditions and Obligations. The restrictions imposed by Section 6.3 hereof upon the transferability of the Registrable Shares shall cease and terminate as to any particular number of Registrable Shares upon the Registration Termination Date or at such time as an opinion of counsel satisfactory in form and substance to Parent shall have been rendered to the effect that such conditions are not necessary in order to comply with the Act. Notwithstanding the foregoing, it is expressly understood that no such opinion of counsel shall be required if Parent shall be furnished with written documentation reasonably satisfactory to it that such Registrable Shares are being transferred in a customary transaction exempt from registration under Rule 144 under the Act.

6.6                                 Rule 144. For a period commencing, with respect to the Merger Shares, on the date hereof, and with respect to the Conversion Shares, on April 24, 2006, and ending on the date on which VPVP may sell all of the Merger Shares or Conversion Shares pursuant to Rule 144(k) under the Act, Parent agrees with VPVP to:

(a)                                  comply with the requirements of Rule 144(c) under the Act with respect to current public information about Parent; and

(b)                                 file with the SEC in a timely manner all reports and other documents required of Parent under the Act and the Exchange Act (at any time it is subject to such reporting requirements).

3.                                       Full Force and Effect. Except as expressly modified by this Amendment, the Agreement is unmodified and this Amendment shall not impair the full force and effect of the Agreement.

4.                                       Choice of Law. This Amendment shall be governed by, and construed in accordance with, the law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

5.                                       Counterparts. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment or caused this Amendment to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

AVIZA TECHNOLOGY, INC.
(f/k/a New Athletics, Inc.)

/s/ Patrick C. O’Connor
By: Patrick C. O’Connor
Its: Executive Vice President and Chief Financial Officer

TRIKON TECHNOLOGIES, INC.

/s/ Patrick C. O’Connor
By: Patrick C. O’Connor
Its: Sole Director

VANTAGEPOINT VENTURE PARTNERS IV, (Q) L.P.

By: VantagePoint Venture Associates IV, L.L.C.
Its: General Partner

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

VANTAGEPOINT VENTURE PARTNERS IV, L.P.

By: VantagePoint Venture Associates IV, L.L.C.
Its: General Partner

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.

By: VantagePoint Venture Associates IV, L.L.C.
Its: General Partner

/s/ Alan E. Salzman
By: Alan E. Salzman
Its: Managing Member

Amendment to Second Amended and Restated Stockholder Agreement